SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated February 20, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1291115	February 17, 2009

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Block listing Interim Review
Released	10:15 17-Feb-09
Number	HUG1291115

Block listing Interim Review

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 17 February 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 August 2008 to 31 January 2009

4. Balance under scheme from previous return

6,201,321

5. Number of shares issued / allotted under scheme during period:

nil

6. Balance under scheme not yet issued / allotted at end of period

6,201,321

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,960,784

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 17 February 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 August 2008 to 31 January 2009

4. Balance under scheme from previous return

2,105,718

5. Number of shares issued / allotted under scheme during period:

67,888

6. Balance under scheme not yet issued / allotted at end of period

2,037,830

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,960,784

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 17 February 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 August 2008 to 31 January 2009

4. Balance under scheme from previous return

548,944

5. Number of shares issued / allotted under scheme during period:

10,737

6. Balance under scheme not yet issued / allotted at end of period

538,207

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007
700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,960,784

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 17 February 2009

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 August 2008 to 31 January 2009

4. Balance under scheme from previous return

1,790,560

5. Number of shares issued / allotted under scheme during period:

166,972

6. Balance under scheme not yet issued / allotted at end of period

1,623,588

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007
1,700,000 ordinary shares of 5p each listed on 30 June 2008

Please confirm total number of shares in issue at the end of the period in order for us to update our records

447,960,784

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4HH
020 7408 9300

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